UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2024
Commission File Number: 001-35936
B2Gold Corp.
(Translation of registrant’s name into English)
Park Place
Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8
Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
[   ] Form 20-F       [X] Form 40-F

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K
See the Exhibit Index hereto.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: February 21, 2024	By:	/s/ Randall Chatwin
	Name:	Randall Chatwin
	Title:	Senior Vice President, Legal and Corporate Communications

EXHIBIT INDEX

EXHIBITS 99.1 AND 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-239197, 333-232158, 333-206811, 333-200228, 333-218710, 333-226063, 333-192555 AND 333-273659) AND ON THE REGISTRATION STATEMENT ON FORM F-3D (NO. 333-274310) (COLLECTIVELY, THE "REGISTRATION STATEMENTS"), AS AMENDED OR SUPPLEMENTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY US UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, IN EACH CASE AS AMENDED.

Exhibit	Description
No.
99.1	Consolidated Financial Statements for the year ended December 31, 2023

99.2	Management’s Discussion and Analysis for the year ended December 31, 2023

99.3	Consent of PricewaterhouseCoopers LLP

99.4	Consent of Andrew Brown

99.5	Consent of William Lytle